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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                     ------

                              USA DETERGENTS, INC.
                       (Name of Subject Company (Issuer))

                              US ACQUISITION CORP.
                            CHURCH & DWIGHT CO., INC.
                       (Name of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    ---------

                                   902938 10 9
                      (CUSIP Number of Class of Securities)

                                    ---------

                                MARK A. BILAWSKY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CHURCH & DWIGHT CO., INC.
                            469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

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                            CALCULATION OF FILING FEE
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       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
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         $98,043,155.00                                   $19,608.63
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*    Estimated for purposes of calculating the amount of the filing fee only.
     This calculation assumes the purchase, at a price per Share of $7.00 in cash, of (1) all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of USA Detergents, Inc. (less the 2,142,857 Shares already owned by Church & Dwight Co., Inc.) and (2) all options to purchase Shares with exercise prices less than $7.00 per Share. As of March 30, 2001, based on information provided by USA Detergents, Inc., there were (i) 14,192,776 Shares issued and outstanding and (ii) 1,956,246 options to purchase Shares issued and outstanding with exercise prices less than $7.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the total value of all the Shares proposed to be acquired, assuming that all in-the-money options were exercised in full.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $18,360.40     Filing Party: US Acquisition Corp.
                                                     Church & Dwight Co., Inc.

Form or Registration No.: Schedule TO         Date Filed:   April 12, 2001
                          (File No. 5-45873)

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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CUSIP NO. 902938 10 9                  13D                     PAGE 2 OF 5 PAGES
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    1  NAME OF REPORTING PERSON

       Church & Dwight Co., Inc.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              13-4996950
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    2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

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    3  SEC USE ONLY


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    4  SOURCE OF FUNDS*


       WC
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                              [ ]

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                              7    SOLE VOTING POWER

           NUMBER OF               2,142,857 shares
            SHARES         -----------------------------------------------------
         BENEFICIALLY         8    SHARED VOTING POWER
           OWNED BY
             EACH                  0 shares
          REPORTING        -----------------------------------------------------
           PERSON             9    SOLE DISPOSITIVE POWER
            WITH
                                   2,142,857 shares
                           -----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0 shares
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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,142,857 shares
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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES*                                           [ ]

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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15%
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    14  TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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     Church & Dwight Co, Inc., a Delaware corporation ("Parent"), and US
Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule TO, originally filed on April 12, 2001 (the "Schedule TO"), as subsequently amended from time to time, with respect to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of USA Detergents, Inc., a Delaware corporation (the "Company"), at a price of $7.00 per Share, net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were previously filed as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1-13.

     The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase in response to all items of the Schedule TO and the Schedule 13E-3, is hereby amended and supplemented as follows:

     The section captioned "Special Factors - Certain Effects of the Offer" is hereby amended to add the following disclosure after the last sentence of the last paragraph:

     "Certain Effects of the Merger. At the Effective Time, (i) Purchaser will merge with and into the Company and the separate corporate existence of Purchaser will cease; (ii) all the rights, privileges, immunities, powers and franchises of Purchaser and the Company will vest in the Surviving Corporation;
(iii) all obligations, duties, debts and liabilities of Purchaser and the Company will be the obligations, duties, debts and liabilities of the Surviving Corporation; and (iv) the Surviving Corporation will be wholly owned by Parent. Accordingly, subject to applicable law and contractual limitations, if any, Parent will be able to distribute, by way of dividend, loan or otherwise, some or all of the assets of the Company or otherwise make use of or sell such assets as Parent may, in its sole discretion, determine. The total assets of the Company at December 31, 2000 were approximately $95.58 million. The Company, however, had total liabilities of approximately $74.36 million and a net loss of approximately $771,000 at and for the year ended December 31, 2000, respectively. See The Tender Offer - Selected Financial Information.

     Assuming the completion of the Merger, the Shares will no longer be outstanding and will have been converted into the right to receive the cash Merger Consideration. Therefore, following the Merger, persons who were stockholders of the Company immediately prior to the Merger will no longer have the opportunity to continue their interests in the Company as an ongoing corporation and therefore will not share in any future earnings and potential growth of the Company. However, such stockholders will receive cash representing a premium to the historical closing prices per Share on The Nasdaq National Market System over the last twelve months. See The Tender Offer - Price Range of Shares; Dividends. Parent, on the other hand, will continue to share in all future earnings and potential growth of the Company."

     The section captioned "Special Factors - Position of Parent and Purchaser Regarding the Fairness of the Offer and the Merger" is hereby amended to add the following paragraph prior to the first sentence of the first paragraph:

     "Parent and Purchaser believe that the Offer and the Merger are procedurally fair to the holders of Shares, based on, among other matters, the following factors: (i) the holders of Shares are provided the opportunity to decide for themselves whether the Merger Consideration, the Offer and the Merger are fair and whether such holders should tender Shares into the Offer; (ii) neither Parent nor Purchaser has any representatives on the Company Board; (iii) Parent is subject to a standstill agreement with the Company pursuant to which Parent is not permitted to acquire, until June 14, 2003, without the prior written consent of a majority of the Company's independent directors, any Shares if, as a result of such acquisition, Parent would beneficially own more than twenty-five percent (25%) of the then outstanding Shares; and (iv) the Company acted independently throughout the negotiations with the assistance of independent financial and legal advisors."


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     The section captioned "Special Factors - Position of Parent and Purchaser
Regarding the Fairness of the Offer and the Merger" is hereby amended to add the following sentences after the last sentence of the last paragraph:

     "None of net book value, liquidation value or going concern value was considered relevant by Parent or Purchaser in evaluating the fairness of the Offer and the Merger to the Company's unaffiliated stockholders; in particular, neither Parent nor Purchaser believes that any of the foregoing values are accurate indicators of the actual value of the Company in the current context. In connection with their evaluation of the fairness of the Merger Consideration, Parent and Purchaser have expressly adopted the conclusions and analyses set forth in the PwCS opinion."

     The section captioned "The Tender Offer - Acceptance for Payment and Payment for Shares" is hereby amended to delete the penultimate sentence of the first paragraph and replace it with the following:

     "Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in anticipation of governmental regulatory approvals, including the HSR Act and similar statutes and regulations and New Jersey's Industrial Site Recovery Act and similar state statutes and regulations."

     The section captioned "The Tender Offer - Source and Amount of Funds" is hereby amended to add the following sentence after the last sentence of the last paragraph:

     "No alternate financing plan exists."

     The section captioned "The Tender Offer - Certain Conditions of the Offer" is hereby amended to delete the last paragraph in its entirety and replace it with the following:

     "The conditions set forth above are for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent and Purchaser, in whole or in part at any time and from time to time, prior to the Expiration Date, in the sole discretion of Parent and Purchaser. After the Expiration Date, only conditions related to regulatory approvals may be asserted by Parent and Purchaser. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the conditions above."



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2001
                                            US ACQUISITION CORP.,
                                            a Delaware corporation


                                            By: /s/ Robert A. Davies, IIII
                                                --------------------------------
                                                    Robert A. Davies, III
                                                    Chief Executive Officer


                                            CHURCH & DWIGHT CO., INC.,
                                            a Delaware corporation


                                            By: /s/ Mark A. Bilawsky
                                                --------------------------------
                                                    Mark A. Bilawsky
                                                    Vice President, General
                                                    Counsel and Secretary



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                                  EXHIBIT INDEX

         EXHIBIT
         NUMBER                   DESCRIPTION
         -------                  -----------

         (a)(1)(i)*   Offer to Purchase, dated April 12, 2001.

         (a)(1)(ii)*  Letter of Transmittal, dated April 12, 2001.

         (a)(1)(iii)* Notice of Guaranteed Delivery, dated April 12, 2001.

         (a)(2)       Not applicable.

         (a)(3)*      See (a)(1)(i) above.

         (a)(4)       Not applicable.

         (a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 12, 2001.

         (a)(5)(ii)*  Letter to Clients, dated April 12, 2001.

         (a)(5)(iii)* Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

         (a)(5)(iv)* Press release issued by Parent and the Company on April 2, 2001 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 3, 2001).

         (a)(5)(v)* Summary Advertisement, as published in the Wall Street Journal on April 12, 2001.

         (b)*         Commitment Letter from Chase Manhattan Bank, dated
                      March 30, 2001.

         (c)* Fairness Opinion of PricewaterhouseCoopers Securities, dated March 30, 2001 (incorporated by reference to the Offer to Purchase, Appendix A, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(1)* Agreement and Plan of Merger, dated as of March 30, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase Appendix B, attached herein as Exhibit (a)(1)(i)).

         (d)(2)* Amendment No. 1 to Agreement and Plan of Merger, dated as of April 10, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase, Appendix B, attached herein as Exhibit
                      (a)(1)(i)).

         (d)(3)* Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between Parent and the Company (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(4)* Stock Purchase Agreement, dated as of June 14, 2000, among the Company, Parent and Frederick R. Adler (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

         (d)(5)* Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and Parent (incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler).

         (d)(6)* Registration Rights Agreement, dated as of June 14, 2000, among Frederick R. Adler, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (d)(7)* Voting Agreement, dated as of June 14, 2000, among certain Company stockholders, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

         (e)          Not required.

         (f)* Section 262 of the Delaware General Corporation Law, Last Amended by Ch. 339, L. '98, eff. 7-1-98 (incorporated by reference to the Offer to Purchase, Schedule II, attached herein as Exhibit (a)(1)(i)).

         (g)          Not applicable.

         (h)          Not applicable.


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* Previously filed.